

December 13, 2023

Shibasish Sarkar
Chief Executive Officer
International Media Acquisition Corp.
1604 US Highway 130
North Brunswick, NJ 08902

> **Re: International Media Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2023**
> **File No. 001-40687**

Dear Shibasish Sarkar:

   We have reviewed your filing and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that you are seeking to extend your termination date to January 2, 2025, a date which is 41 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to January 2, 2025 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovani Caruso